Exhibit 21

Subsidiaries of the Registrant

The Registrant, E-Z-EM, Inc., is a Delaware corporation. The subsidiaries of the Registrant included in the consolidated financial statements are as follows:

Incorporated

E-Z-EM Canada Inc.	Canada

E-Z-EM Ltd.	United Kingdom

E-Z-EM Nederland B.V.	Holland

Toho Kagaku Kenkyusho Co., Ltd.	Japan

All subsidiaries of the Registrant are wholly owned.